Exhibit 99.1

Obsidian Energy Announces Pricing and Issue of $127.6 Million Senior Unsecured Notes

CALGARY, July 25, 2022 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that it has entered into an underwriting agreement to sell, on a private placement basis, $127.6 million aggregate principal amount of 11.95 percent five-year senior unsecured notes due July 27, 2027 (the “Notes”). The Notes will be issued at a price of $980.00 per $1,000.00 principal amount to receive aggregate gross proceeds of approximately $125 million. The Notes will be direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. The Notes were offered in each of the provinces of Canada and in the United States on a private placement basis without the filing of a prospectus or registration statement (the “Offering”). Closing of the Offering is expected to occur on or about July 27, 2022, subject to satisfaction of customary closing conditions. Certain directors, officers and employees of Obsidian Energy have elected to purchase approximately $6.4 million of the Notes.

Subject to completion of the Offering, the net proceeds of the Offering, together with all initial draws on new credit facilities to be entered into by the Company, will be used to repay all of our existing senior secured notes, in accordance with the terms thereof, repay the outstanding balances under our existing credit facilities, and repay the PROP limited recourse loan due on December 31, 2022, which was incurred by the Company in connection with our 2021 acquisition of the remaining 45 percent interest in the Peace River Oil Partnership.

The Notes are not qualified for distribution to the public or registered under the securities laws of any province or territory of Canada or in the United States. They are only offered in the provinces of Canada and in the United States pursuant to applicable exemptions from the prospectus and registration requirements thereunder.

ADDITIONAL READER ADVISORIES

CAUTIONARY STATEMENTS PURSUANT TO THE OFFERING

The Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act, or to accredited investors in reliance on the exemption from registration provided by Rule 506 under the U.S. Securities Act, or to persons outside the United States in compliance with Regulation S under the U.S. Securities Act. Any public offering of securities made in the United States would be made by means of a prospectus that would be obtainable from the Company and that would contain detailed information about the Company, its management and financial statements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the Notes and Offering, including applicable terms and conditions, expected closing date and anticipated use of proceeds.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to, fluctuations in commodity prices, changes in industry regulations and political landscape both domestically and abroad, and financial market volatility. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2021, which is available on the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com